UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
27 June 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

World Point Terminals, LP

File No. 1-36049 -- CF# 34875

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World Point Terminals, LP submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on August 20, 2013, and a Form 10-K filed on March 14, 2017.

Based on representations by World Point Terminals, LP that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.3 to Form 8-K filed August 20, 2013   through August 13, 2018
Exhibit 10.4 to Form 8-K filed August 20, 2013   through August 13, 2018
Exhibit 10.31 to Form 10-K filed March 14, 2017   through August 13, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary